

April 18, 2014

Via E-mail
Mr. Raymond W. Chang
Vice President and General Counsel
NOW Inc.
7402 North Eldridge Parkway
Houston, Texas 77041

      Re: NOW Inc.
             Amendment No. 1 to Registration Statement on Form 10-12B/A
             Filed April 8, 2014
             File No. 1-36325

Dear Mr. Chang:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12B/A

General

Exhibit 99.1

Our Competitive Strengths, page 6

1.   We note your response to our prior comment 2 and your amended disclosure on pages 6, 7, and 45. However, the three specific sources you cite in your response refer to your position in the industrial distribution market, such as with respect to the HVAC and PVF markets. Please clarify how these sources demonstrate your position in the energy market or your position as a leading provider of supply chain solutions. Otherwise,

please revise to limit your claims accordingly, or provide us with sources specifically supporting your claims.

Compensation Discussion and Analysis, page 85

Long-Term Incentive Compensation, page 95

2.	We note in your discussion regarding NOV's 2013 long-term incentive compensation that the performance share awards are subject to two separate performance metrics: 50% with a TSR (total shareholder return) goal and 50% with an internal ROC goal (return on capital). We further note that payout levels are tied to NOV's performance when compared with the performance of the members of the OSX index. To the extent that NOW's compensation programs will have performance metrics, please be sure to disclose the specific performance metric goals as well as NOW's specific performance so that investors may understand the payouts. For example, if NOW will use metrics similar to those used by NOV, please disclose the TSR performance of the members of the OSX index as well as the TSR performance of NOW.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements, page 105

3.	Please clarify whether the separation of NOV's distribution business into NOW would trigger change in control payments to any of the executive officers.

Financial Statements of NOW Inc.

Note 12 – Business Segments and Primary End-Market, page F-21

4.	We note your response to comment 20 in our letter dated March 26, 2014 and the related revisions to your filing. Please revise the disclosure of sales mix by principal product categories to show the dollar amount of revenue from the sale of each product. Refer to FASB ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandra Eisen at (202) 551-3864 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi at (202) 551-3421, or, in his absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: J. Eric Johnson
        Locke Lord LLP